UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                          (Amendment No.--------)*

                                 SB Partners
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                              (Name of Issuer)

                   Units of Limited Partnership Interest
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                        (Title of Class Securities)

                                    N/A
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                              (CUSIP Number)

  G. Tietjen, 666 5TH Avenue, 26TH Floor, New York, NY  10103  (212)408-2900
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                               July 2, 1997
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                  									SEC 1746 (12-91)

                                 SCHEDULE 13D

CUSIP No.    N/A                                       Page  2   of   5  Pages


1. NAME OF REPORTING PERSON - SRE Clearing Services Corporation
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* 	(a) [ ]
                                              									(b) [ ]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS*
                       WC
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ID REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2 (e)  [ ]
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6.  CITIZENSHIP OR PLACE OR ORGANIZATION
                       Delaware
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          		   7.    SOLE VOTING POWER
  NUMBER OF                389 Units of limited Partnership Interest
   SHARES      --------------------------------------------------------------
BENEFICIALLY   8.    SHARED VOTING POWER
  OWNED BY                           N/A
    EACH       --------------------------------------------------------------
 REPORTING     9.    SOLE DISPOSITIVE POWER
   PERSON                  389 Units of limited Partnership Interest
    WITH       --------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER
                                     N/A
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           389 Units of Limited Partnership Interest
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*   [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          5.0%
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14. TYPE OF REPORTING PERSON*
                           CO
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                   *SEE INSTRUCTIONS BEFORE FILING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.	Security and Issuer
The title of class of equity securities to which this statement relates is Units of Limited Partnership Interest of SB Partners, the ("Issuer"), a New York limited partnership having its principal offices at 666 5TH Avenue, 27TH Floor, New York, NY 10103.


Item 2.	Identity and Background
This report is being filed by SRE Clearing Services Corporation, (the "Corporation"), a corporation organized under the laws of the state of Delaware for the purposes of owning and holding investments in equity securities, having its principal offices at 666 5TH Avenue, 27TH Floor, New York, NY 10103. There are no and for the last five years have been no criminal or civil proceedings involving the Corporation.

Attached as Appendix A is information concerning the directors and executive officers of the Corporation.


Item 3.	Source and Amount of Funds or Other Consideration
The funds used for the purchase of the Units of Limited Partnership Interest are from unencumbered working capital of the Corporation. No part of the funds represents borrowings from a bank. Approximately $200,000 has been expended.


Item 4.	Purpose of Transaction.
The units of limited partnership interest are being acquired for investment purposes, without any intention of changing or influencing control of the Issuer. Although the foregoing is an accurate reflection of the present plans and intentions of the Corporation, the foregoing is subject to change at any time. In the event of a material change in its present plans or intentions, the Corporation will amend this Schedule 13D to reflect such change.


Item 5.	Interest in Securities of the Issuer.
The Corporation currently owns 389 units of limited partnership interest, a total of five percent (5.0%) of the total units outstanding of 7,753.5 units. No units are held personally by any of the directors or officers of the Corporation. To the extent limited partners have any voting powers, those powers are at the sole discretion of the Corporation, as is the power to dispose or direct the disposition of the units beneficially owned.

During the last sixty days, the Corporation has purchased a total of thirty-six units from former unitholders.

No other person has rights to receive or direct dividends or distributions relating to, or the proceeds from the sale of, the units owned by the Corporation.

Item 6.	 Contracts, Arrangements, Understandings or Relationships with
             Respect to Securities of the Issuer.
There are no contracts, arrangements, or understandings with respect to securities of the Issuer, as pertain to the persons named in Item 2 - Identity and Background. The relationship of the persons is fully described in Item 2.


Item 7	Material to Be Filed as Exhibits
None of the required exhibits is applicable to this filing, as none of the pertinent disclosures are applicable. Please refer also to Items 3, 4 and 6.


Signature
  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

        July 14, 1997	                     /s/ John H. Streicker
-----------------------------	             -------------------------------
             Date	                                   Signature

                                          	John H. Streicker, President
                                          --------------------------------
                                      	             Name/Title

                               Appendix A

The following sets forth the information with respect to the directors and executive officers of SRE Clearing Services Corporation:


NAME                 TITLE                       COMPANY                        ADDRESS               CITIZEN-    LEGAL
                                                                                                        SHIP     MATTERS
John H. Streicker  Director           Sentinel Real Estate Corporation  666 5TH Avenue, 27TH Floor      U.S.       NONE
                   President                                            New York, NY  10103
                   Sole Shareholder

David Weiner       Managing Director  Sentinel Real Estate Corporation  666 5TH Avenue, 27TH Floor      U.S.       NONE
                                                                        New York, NY  10103


Millie C. Cassidy  Managing Director  Sentinel Real Estate Corporation  666 5TH Avenue, 27TH Floor      U.S.       NONE
                                                                        New York, NY  10103